Mail Stop 3561
	March 10, 2006

W. Nicholas Howley
Chief Executive Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3710
Cleveland, OH 44114

	Re:	TransDigm Group Incorporated
	Amendment No. 2 to Registration Statement on Form S-1
	Filed February 27, 2006
	File No. 333-130483

	TransDigm, Inc. and TransDigm Holding Company
	Form 10-Q for the Fiscal Quarter Ended December 31, 2005
	Filed February 9, 2006
	File No. 333-108340 and 333-108340-06

Dear Mr. Howley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Front Cover Page of Prospectus
1. We note that you have listed additional underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.
Stock Option Plans, page 76

2003 Stock Option Plan, page 76
2. We note that you have added disclosure regarding a letter from the
Compensation Committee to your Chief Executive Officer dated
February
24, 2006. Please revise your disclosure to clarify what you mean by
"Change of Control" and "Investor Group." Refer to rule 421 of Regulation C. Further, please revise to more concisely state that 974,449 new management options will immediately vest after this public offering if Warburg receives a minimum specified rate of return. Please also quantify the specified rate of return. Similarly, please revise your disclosure on page 33 under "Compensation Committee Letter." In addition, please disclose the number of new management options held by each named executive in the summary compensation table on page 69.
Selling Stockholders, page 85
3. Please revise the column "Shares Being Offered" to include the number of shares being offered by each selling stockholder to cover the over-allotment option. Currently, you list "0" for each of these selling stockholders.
4. We note that Schedule C to the form of underwriting agreement lists Bratenahl Investments, Ltd. as one of the selling stockholders offering shares to cover the over-allotment. Please include Bratenahl Investments, Ltd. in the table, or advise us.

Underwriting, page 108
5. Please refer to the first full paragraph on page 110. Please revise to disclose the number of shares reserved for sale to certain employees. We note that the form of underwriting agreement states that 547,729 shares are reserved for the directed share program. Please also include the total offering expenses in the third full paragraph on page 110.

Exhibit 5.1.
6. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to Delaware "General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Alternatively, you may provide a revised opinion that removes the limitation or clarifies that the reference includes reported judicial decisions and applicable provisions of the Delaware Constitution.




TransDigm, Inc. and TransDigm Holding Company

Form 10-Q for the Fiscal Quarter Ended December 31, 2005
7. We note your response to comment 11 in our letter dated
February
27, 2006; however, we reissue our previous comment. Please refile the entire quarterly report, including the Section 906 certifications
and new Section 302 certifications.  Refer to Question 9,
Sarbanes-
Oxley Act of 2002-Frequently Asked Questions, dated November 8,
2002
(and revised November 14, 2002).

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Patrick Kuhn, Staff Accountant, at (202) 551-3308, or Michael Fay, Branch Chief, at (202) 551-3812, if you have questions on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

						Sincerely,



						Max Webb
						Assistant Director


cc: 	Stephen J. Gartner, Esq.
	Willkie Farr & Gallagher LLP
	Fax: (212) 728-9222
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W. Nicholas Howley
TransDigm Group Incorporated
March 10, 2006
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